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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11015604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32235

KH 2/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
DMG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Great Falls Professional Center, 737 Walker Road, Suite 3
(No and Street)

Great Falls	VA	22066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Guntle — 703-757-9900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

DMG SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2010

DMG Securities, Inc.
TABLE OF CONTENTS
December 31, 2010

OATH OR AFFIRMATION

I, Patricia Guntle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMG Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patricia Guntle
Signature

Principal Financial Officer
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
DMG Securities, Inc.

We have audited the accompanying statement of financial condition of DMG Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMG Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 2, 2011

Sanville & Company

DMG Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	116,733
Receivables:		
Clearing broker		100,533
Deposit with clearing broker		15,000
Prepaid expenses		25,067
Total assets	$	257,333
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	51,770
Accrued expenses		59,175
Total liabilities		110,945
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $.01 par value, authorized - 10,000 shares, issued and outstanding - 6,000 shares		60
Additional paid-in capital		71,040
Retained earnings		75,288
Total stockholder's equity		146,388
Total liabilities and stockholder's equity	$	257,333

The accompanying notes are an integral part of these financial statements.

DMG Securities, Inc.
Statement of Income
For the Year Ended December 31, 2010

Revenue	
Commission income - equities	$ 2,355,484
Commission income - mutual funds	62,399
Other revenue	40,313
Total income	2,458,196
Expenses	
Salaries and other employment costs	1,087,038
Commission expense	918,471
Clearing charges	78,241
Regulatory fees and expenses	50,020
Professional fees	45,048
Rent and occupancy costs	66,641
Quotation services	14,141
Travel and entertainment	74,121
Office expense	88,774
Insurance	2,556
Telephone	30,831
Total expenses	2,455,882
Income before taxes on income	2,314
Income tax expense	-
Net income	$ 2,314

The accompanying notes are an integral part of these financial statements.

DMG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2010	6,000	$ 60	$ 71,040	$ 72,974	$ 144,074
Net income for the year	-	-	-	2,314	2,314
Balances at December 31, 2010	6,000	$ 60	$ 71,040	$ 75,288	$ 146,388

The accompanying notes are an integral part of these financial statements.

DMG Securities, Inc.

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

DMG Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	2,314
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		62,253
Prepaid expenses		(1,159)
Increase (decrease) in liabilities:		
Commissions payable		(72,417)
Accrued expenses		(125,016)
Net cash used in operating activities		(134,025)
Net decrease in cash		(134,025)
Cash and cash equivalents at beginning of year		250,758
Cash and cash equivalents at end of year	$	116,733
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

DMG Securities, Inc. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Delaware. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2010:

Securities Owned:	Level 1	Level 2	Level 3
Money market funds	$ 116,733	$ -	$ -

2. Summary of Significant Accounting Policies (Continued)

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Deposit with and Payable to Clearing Broker

The Company maintains a clearing agreement with National Financial Services, LLC ("NFS"). Under the agreement the Company maintains a clearing deposit of $15,000.

4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS.

5. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital and capital requirements of $113,488 which was $63,488 in excess of its required net capital of $50,000. The Company's net capital ratio was .98 to 1.

6. Operating Leases

The Company leases its office space on a month to month basis. The current monthly lease payment is $4,281. Rent expense totaled $51,670 for the year ended December 31, 2010. The Company also leases storage space on a month to month basis. The rent expense for such space was $3,466 for the year ended December 31, 2010.

7. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

DMG Securities, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	146,388
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		146,388
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		1,499
Prepaid expenses		25,067
Total non-allowable assets		26,566
Other deductions:		
Fidelity bond deductible		4,000
Net Capital before haircuts on securities positions		115,822
Trading and investment securities:		
Other securities		2,335
Total haircuts		2,335
Net Capital	$	113,487
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	51,770
Accrued expenses		59,175
Total aggregate indebtedness	$	110,945
Percentage of aggregate indebtedness to Net Capital		98%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

DMG Securities, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $110,945)	$	7,396
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	63,487
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	53,487

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

DMG Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
DMG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DMG Securities, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 2, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
DMG Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by DMG Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 2, 2011

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5

DMG Securities, Inc.
Great Falls Professsional Center
737 Walker Rd Ste 3
Great Falls, VA 22066-2833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

Pat Guntle 703-757-9900

2 A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,794

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 3,175
(For all fiscal year ends except January, February, or March)

____
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due 2,619

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,619

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,619

H Overpayment carried forward $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ______ day of ____________, ______

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		2,458,196
2b. Additions:		
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2)Net loss from principal transactions in securities in trading accounts		
(3)Net loss from principal transactions in commodities in trading accounts.		
(4)Interest and dividend expense deducted in determining item 2a		
(5)Net loss from management of or participation in the underwriting or distribution of securities.		
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7)Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		62,399
(2)Revenues from commodity transactions		
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		78,241
(4)Reimbursements for postage in connection with proxy solicitation.		
(5)Net gain from securities in investment accounts.		
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).		
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)		
Enter the greater of line (i) or (ii)		
Total deductions		140,640
2d.SIPC Net Operating Revenues	$	2,317,556
2e.General Assessment @ .0025	$	5,794